SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92047K107
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 21 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 2 of 21 Page

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐¨ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 3 of 21 Page

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 4 of 21 Page

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 5 of 21 Page

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 6 of 21 Page

1	NAME OF REPORTING PERSON Channel Commerce Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,730 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,730 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 434,730 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 7 of 21 Page

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 8 of 21 Page

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 9 of 21 Page

1	NAME OF REPORTING PERSON Cannell Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,279,584 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,279,584 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,279,584 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 10 of 21 Page

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 30, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 4, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on November 6, 2013 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 23, 2013 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ValueVision Media, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

The Reporting Persons previously reported that Amendment No. 3 was an “exit filing” for CMAG. However, CMAG again beneficially owns shares of Common Stock and accordingly is once again a Reporting Person.

As a result of the Termination Agreement described in Item 4 herein, Clinton and the Cannell Parties (as defined in Item 2(a)) have terminated their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock. The beneficial ownership of each of the Reporting Persons has fallen below the Schedule 13D reporting threshold and this Amendment No. 4 constitutes an "exit filing" for each of the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (v) Channel Commerce Partners, L.P., a Delaware limited partnership ("CCP"); (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG and CCP (“CGI”); (vii) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall," and together with SPOT, CMAG, CREL, CRO, CCP and CGI, “Clinton”); and (viii) Cannell Capital LLC, a Wyoming limited liability company ("Cannell", and together with Clinton, the "Reporting Persons") which serves as an investment adviser to Tristan Offshore Fund, Ltd., Tristan Partners, L.P., Cuttyhunk II Fund LLC, Tonga Partners, L.P. (each a "Cannell Investment Vehicle" and collectively the "Cannell Investment Vehicles"), and certain managed accounts (the "Cannell Accounts"). J. Carlo Cannell, a United States citizen ("Mr. Cannell" and together with Cannell, the Cannell Investment Vehicles and the Cannell Accounts, the "Cannell Parties"), is the sole managing member of Cannell.

(b) The principal business address of CRO, CCP, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The principal business address of Cannell is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 11 of 21 Page

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL and CCP is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of Cannell is to provide investment management and advisory services and to serve as the investment manager to the Cannell Accounts. The principal business of the Cannell Investment Vehicles is to invest in securities.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL, CRO, CCP, Cannell and the Cannell Investment Vehicles is set forth in Appendix A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in the Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Clinton used approximately $11,872,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D as beneficially owned by Clinton. Cannell used approximately $5,230,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D as beneficially owned by Cannell.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CREL, CCP, the Cannell Investment Vehicles and the Cannell Accounts for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 3, 2014, representatives of Clinton sent a letter (the “February 3 Letter”) to Randy S. Ronning ("Mr. Ronning"), the Chairman of the Board of the Issuer, addressing the failure by the Issuer to timely call a Special Meeting in accordance with the Minnesota Business Corporations Act and the Issuer's refusal to present Clinton's proposals as modified by Clinton in two letters to Teresa Dery, the Issuer's Corporate Secretary, dated January 27, 2014. In the February 3 Letter, Clinton also stated that it no longer intends to attend the Special Meeting or solicit proxies from the shareholders of the Issuer in connection with such Special Meeting, but instead intends to do so at the annual meeting of shareholders of the Issuer.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 12 of 21 Page

On November 1, 2013, Clinton, Cannell, the Cannell Investment Vehicles and Mr. Cannell entered into the Letter Agreement. The Letter Agreement was attached to Amendment No. 1 to the Original Schedule 13D as Exhibit 4 thereto and is incorporated herein by reference. On November 4, 2013, CREL and the Cannell Proxy Parties executed the Cannell Proxy. The Cannell Proxy was attached to Amendment No. 1 to the Original Schedule 13D as Exhibit 5 thereto and is incorporated herein by reference.

Pursuant to a termination agreement, dated February 5, 2014, by and between CGI and Cannell, (the “Termination Agreement”) (i) the Reporting Persons, Cannell, the Cannell Investment Vehicles and Mr. Cannell have terminated (a) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (b) the Letter Agreement, and (ii) the Cannell Proxy Parties have revoked the Cannell Proxy in all respects.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (f) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As a result of the Termination Agreement described in Item 4 herein, Clinton and the Cannell Parties are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Accordingly, the aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is (i) 2,447,629 shares of Common Stock with respect to Clinton, constituting approximately 4.9% of the Issuer’s currently outstanding Common Stock, and (ii) 2,279,584 shares of Common Stock with respect to the Cannell Parties, constituting approximately 4.6% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,773,628 shares of Common Stock outstanding as of December 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended November 2, 2013, filed with the Securities and Exchange Commission on December 9, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock).
Percentage: Approximately 1.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 709,595 shares of Common Stock (including options to purchase 77,200 shares of Common Stock)

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 265,328 shares of Common Stock.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 265,328 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 265,328 shares of Common Stock

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 13 of 21 Page

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock).
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 816,087 shares of Common Stock (including options to purchase 104,500 shares of Common Stock)

(v)	CCP:
	(a)	As of the date hereof, CCP may be deemed the beneficial owner of 434,730 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 434,730 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 434,730 shares of Common Stock

(vi)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock).
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 14 of 21 Page

(vii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock).
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,447,629 shares of Common Stock (including options to purchase 181,700 shares of Common Stock)

(viii)	Cannell:
	(a)	As of the date hereof, Cannell may be deemed the beneficial owner of 2,279,584 shares of Common Stock
Percentage: Approximately 4.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 2,279,584 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,279,584 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

The 2,279,584 shares of Common Stock deemed to be beneficially owned by Cannell include (i) 257,824 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock, directly held by Tristan Offshore Fund, Ltd.; (ii) 352,107 shares of Common Stock, or approximately 0.7% of the outstanding Common Stock, directly held by Cuttyhunk II Fund LLC; (iii) 604,192 shares of Common Stock, or approximately 1.2% of the outstanding Common Stock, directly held by Tonga Partners, L.P.; (iv) 631,628 shares of Common Stock, or approximately 1.3% of the outstanding Common Stock, directly held by Tristan Partners, L.P.; and (v) 433,833 shares of Common Stock, or approximately 0.9% of the outstanding Common Stock, directly held by the Cannell Accounts.

Clinton is responsible for the completeness and accuracy of the information concerning Clinton contained herein, but is not responsible for the completeness or accuracy of the information concerning the Cannell Parties contained herein, except to the extent that Clinton knows or has reason to believe that such information is inaccurate. The Cannell Parties are responsible for the completeness and accuracy of the information concerning the Cannell Parties contained herein, but are not responsible for the completeness or accuracy of the information concerning Clinton, except to the extent that the Cannell Parties know or have reason to believe that such information is inaccurate.

(b) By virtue of investment management agreements with SPOT, CMAG and CCP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 221,889 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,447,629 shares of Common Stock beneficially owned by SPOT, CMAG, CREL, CCP and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 15 of 21 Page

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) As of February 5, 2014, the beneficial ownership of each of the Reporting Persons has fallen below the Schedule 13D reporting threshold. Accordingly, this Amendment No. 4 constitutes an "exit filing" for each of the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Clinton is currently party to option contracts on an aggregate of 800,200 shares of Common Stock with strike prices ranging from $5.00 to $7.50 and expiration dates ranging from February 22, 2014 to April 19, 2014.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment No. 4. A copy of such agreement is attached as Exhibit 10 to this Schedule 13D and is incorporated by reference herein.

Other than as previously reported in the Schedule 13D, the Joint Filing Agreement and the options described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
10	Joint Filing Agreement, dated February 5, 2014

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 16 of 21 Page

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity, LLC, its investment manager

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 17 of 21 Page

CHANNEL COMMERCE PARTNERS, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON GROUP, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 18 of 21 Page

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 19 of 21 Page

CHANNEL COMMERCE PARTNERS, L.P.

Clinton GP, Inc., a Delaware limited liability company, is the general partner of CCP. George Hall is the controlling person of Clinton GP, Inc.

CANNELL CAPITAL LLC

Name:	J. Carlo Cannell
Title or Relationship with Reporting Person:	Managing Member
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Wyoming, United States
Principal Place of Business:	P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001

TRISTAN OFFSHORE FUND, LTD.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Cayman Islands
Principal Place of Business:	One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands

CUTTYHUNK II FUND LLC

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Cayman Islands
Principal Place of Business:	c/o Cuttyhunk II Fund, HSBC Trustee Limited, P.O. Box 484, HSBC House, 68 West Bay Road, Grand Cayman, KY1-1106, Cayman Islands

TONGA PARTNERS, L.P.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser and General Partner
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Delaware, United States
Principal Place of Business:	P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001

TRISTAN PARTNERS, L.P.

Name:	Cannell Capital LLC
Title or Relationship with Reporting Person:	Investment Adviser and General Partner
Principal Occupation or Employment:	Investment Management
Citizenship or Jurisdiction of Organization:	Delaware, United States
Principal Place of Business:	P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 20 of 21 Page

Appendix B

 TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 3 by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/26/2013	(2,803)	6.608
12/31/2013	(25,000)	6.9192
12/31/2013	(105,000)	6.9501
1/2/2014	(3,200)	7
1/2/2014	(1,400)	7
1/6/2014	(551)	6.9809
1/7/2014	(5,000)	6.7458
1/7/2014	(6,900)	6.7329
1/7/2014	(8,363)	6.7448
1/9/2014	(100,000)	6.7
1/10/2014	(25,000)	6.9001
1/15/2014	(12,500)	6.7692
1/16/2014	(4,800)	6.4695
1/16/2014	(11,890)	6.5112
1/16/2014	(1,515)	6.3908
1/17/2014	(77,800)	5
1/21/2014	(175,000)	6.29

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/9/2014	100,000	6.7
1/21/2014	25,000	6.3169
1/21/2014	(8,013)	6.3001
1/21/2014	9,341	6.4093
1/21/2014	175,000	6.29
1/22/2014	(29,000)	6.5322
1/24/2014	(4,400)	6.1352
2/5/2014	(2,600)	6.05

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 21 of 21 Page

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/15/2014	(14,270)	6.7503
1/15/2014	(12,500)	6.7692
1/15/2014	(16,500)	5
1/16/2014	(3,600)	6.4695
1/16/2014	(8,918)	6.5112
1/16/2014	(1,136)	6.3908
1/17/2014	(40,200)	5
1/29/2014	3,500	5.827
1/29/2014	7,000	5.8533
1/30/2014	(6,321)	6.3414
1/30/2014	12,800	6.3387
1/30/2014	(8,800)	6.3241
1/30/2014	(4,000)	6.305
1/30/2014	(3,053)	6.305

CCP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/15/2014	(7,683)	6.7503
1/15/2014	(1,000)	5
1/16/2014	(2,400)	6.4695
1/16/2014	(5,945)	6.5112
1/16/2014	(757)	6.3908

CASF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/31/2013	(25,000)	6.9501
1/16/2014	(1,200)	6.4695
1/16/2014	(2,974)	6.5112
1/16/2014	(381)	6.3908
1/17/2014	(2,500)	5
1/22/2014	10,000	6.5405
1/29/2014	1,500	5.827
1/29/2014	3,000	5.8533

CANNELL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/14/2014	7,546	6.88
1/14/2014	42,454	6.88
2/4/2014	16,041	6.15
2/5/2014	12,210	5.99